January 4, 2006
United States Securities and Exchange Commission
Attn: Jill S. Davis
100 F Street, NE
Washington, D.C. 20549-1022

Re:	VCA Antech, Inc.
Form 10-K for Fiscal Year Ended December 31, 2004
Filed March 16, 2005
Form 10-Q for Fiscal Quarters Ended March 31, 2005, June 30, 2005 and September 30, 2005
Filed May 9, 2005, August 8, 2005 and November 8, 2005
File No. 001-16783
Dear Ms. Davis:
          In connection with the filings listed above, we hereby respond to the comments of the Staff of the Securities and Exchange Commission received in the comment letter dated December 20, 2005.
          We, the company, acknowledge that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Paragraph numbering used for each response set forth below corresponds to the paragraph numbering used in the Staff’s comment letter dated December 20, 2005.

Form 10-K for the Fiscal Year Ended December 31, 2004
Note 2. Summary of Significant Accounting Policies, page 52
b. Revenue Recognition, page 53
1.	We note your policy of deferring revenue and cost of goods sold, in connection with multiple element arrangements, and subsequently recognizing these amounts “on a straight-line basis over the periods in which the maintenance services are being provided.” Please clarify what these deferred amounts represent and identify the accounting guidance you are relying upon in support of your presentation.
          These deferred amounts represent revenue and cost of goods sold for digital radiography equipment and related undelivered services and support sold in multiple element arrangements with our proprietary software.
          Although the equipment accounts for the majority of the economic value of these transactions, we account for the transactions under SOP 97-2, Software Revenue Recognition. In determining our accounting methodology, we also considered EITF 00-21, Revenue Arrangements with Multiple Deliverables, however, paragraph 4a of EITF 00-21 defaults to SOP 97-2 as the higher authoritative literature where applicable. SOP 97-2 is applicable to these transactions because our software is more than incidental to the functionality of the equipment sold.
          For these arrangements, we lacked adequate vendor specific objective evidence (“VSOE”) of the fair value of the undelivered post contractual customer support (“PCS”) in these multiple element arrangements. Because we lacked VSOE for the undelivered element, we deferred revenue for the entire arrangement and recognized such revenue ratably over the contractual period consistent with paragraph 58 of SOP 97-2. We use the straight-line method as it represents the best proxy for delivery of services over the contractual term.
          In addition, we capitalized the incremental direct cost associated with these sales and recognized these costs as expense under the straight-line method consistent with our recognition of revenue for these sales. This approach is based on the guidance in SAB 104 Topic 13 A.3.f. Q3, and paragraph 4 of Technical Bulletin 90-1, which states “costs that are directly related to the acquisition of a contract and that would have not been incurred but for the acquisition of that contract (incremental direct acquisition costs) should be deferred and charged to expense in proportion to the revenue recognized.” The incremental direct costs include the direct cost of the equipment purchased from third parties sold to our customers, however, not included are sales commissions or other period costs such as overhead.
          The balance of deferred revenue and cost of goods sold at December 31, 2004 was $3.9 million and $1.7 million, respectively. During the third quarter of 2005, we obtained VSOE of the fair value for PCS by creating a contractually defined PCS program with a definitive renewal rate. Subsequent to the establishment of VSOE of the fair value of PCS, we allocate contract revenue to delivered elements in accordance with SOP 98-9 allowing us to recognize revenue and related costs for the equipment and installation upon acceptance. Revenue continues to be deferred and recognized under the straight-line method over the contract period for PCS.
s. Mandatorily Redeemable Partnership Interests, page 57
2.	We note that you are required to purchase certain partners’ equity in the event of their death and that you have calculated the value of these liabilities to be $2.1 million and $2.2 million as of December 31, 2004 and 2003. Please provide a description of the methodology you use to determine the value of these liabilities and explain why these amounts have not been accrued. Specifically address SFAS 5 and FIN 45 in your response.
          We account and accrue a liability for our requirement to purchase certain partners’ equity in the event of their death as a libility under the provisions of SFAS 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity, specifically paragraph A6, which states “an entity may issue shares of stock that are required to be redeemed upon the death of the holder for a proportionate share of the book value of the entity. The death of the holder is certain to occur. Therefore, the stock is classified as a liability.”
          We value these liabilities based on the specific contractual requirements governing each partnership. Those requirements require a buy-out of the partner’s equity in the partnership measured as a multiple of trailing revenue. Our valuation of these liabilities is consistent with paragraph 20 of SFAS 150, which states “if either the amount to be paid or the settlement date varies based on specified conditions, those instruments shall be measured subsequently at the amount of cash that would be paid under the conditions specified in the contract if settlement occurred at the reporting date recognizing the resulting change in that amount from the previous reporting date as interest cost.”
          We accrued these liabilites and reported them as part of other liabilities in all of our consolidated year and quarter-end balance sheets starting with adoption of SFAS 150 in the fourth quarter of 2003. In Note 2. of our December 31, 2004 financial statements, which you are commenting on, we disclosed that “we are reporting these liabilities within other liabilities.” For additional clarity we will expand that statement in future filings to include “in our consolidated balance sheets as of December 31, 20XX and 20XX.”
          Our accrual for these obligations is consistent with SFAS 5 as the triggering event, death of the partner, will occur and the amount of the loss can be reasonably estimated based on the contract terms. Furthermore, our accrual of a liability for these obligations is consistent with FIN 45 paragraph 8, which clarifies the need to recognize a liability when “the guarantor undertakes an obligation to stand ready to perform over the term of the guarantee in the event that the specified triggering events or conditions occur.”
Controls and Procedures
3.	You state that there were no “significant changes” in your “internal controls” and no factors that could “significantly affect” these controls subsequent to the date of their evaluation. However, Item 308(c) of Regulation S-K requires that you disclose any change in the registrant’s “internal control over financial reporting” identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during the fiscal quarter that has “materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting.” See also paragraph 4(d) of Regulation S-K, Item 601, Exhibit 31. Please revise your disclosure accordingly. This comment also applies to your Forms 10-Q.
          We note the Staff’s comment and will revise our disclosure in future filings for those periods where there are no material changes in our internal control over financial reporting as follows:
          “During our most recent fiscal quarter, there were no changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.”
          To the extent there is a material change in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting, we will disclose such change accordingly.
          If you have any questions or require additional information or documents, please do not hesitate to contact me at (310) 571-6524.

Sincerely,
/s/ DAWN OLSEN
Dawn Olsen
Principal Accounting Officer